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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF JANUARY 2006

                         COMMISSION FILE NUMBER 1-13522

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                       CHINA YUCHAI INTERNATIONAL LIMITED
                 (Translation of Registrant's name into English)


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                             16 RAFFLES QUAY #26-00
                               HONG LEONG BUILDING
                                SINGAPORE 048581
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F [X]            Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes [ ]                   No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): NOT APPLICABLE.

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This Report on Form 6-K shall be incorporated by reference in the prospectus, dated March 24, 2004, of China Yuchai International Limited (the "Company" or "CYI") included in the Company's Registration Statement (Registration No. 333-111106) on Form F-3 and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission (the "SEC").


OTHER EVENTS

1.   Acquisition of debt and equity in LKN-Primefield Limited ("LKN") by CYI

On January 26, 2006, CYI entered into a conditional securities purchase agreement (the "S&P AGREEMENT") with certain banks, financial institutions, corporations and individuals (collectively, the "SELLERS") pursuant to which CYI agreed to acquire from the Sellers S$129,428,256.07 in principal amount of secured bonds (the "BONDS"), 123,010,555 redeemable convertible preference shares of par value S$0.05 each (the "PREFERENCE SHARES") and 191,413,465 ordinary shares of par value S$0.05 each (the "ORDINARY SHARES") (together, the "SALE SECURITIES") issued by LKN for an aggregate purchase consideration of S$131,615,428.945 (approximately US$81,244,091.91, based on an exchange rate of US$1.00 to S$1.62) (the "AGGREGATE PURCHASE CONSIDERATION").

LKN is listed on the Main Board of the Singapore Exchange Securities Trading Limited (Singapore Exchange). LKN is primarily engaged in the business of holding of investments, including investing in property for rental, and the principal business activities of LKN's subsidiaries are those of hospitality businesses in China.

The breakdown of the Aggregate Purchase Consideration is as follows:-

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

Bonds (at an amount equal to their outstanding principal amount)                S$129,428,256.07
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Preference Shares (at S$0.01 for each Preference Share)                           S$1,230,105.55
------------------------------------------------------------------------------------------------
Ordinary Shares (at S$0.005 for each Ordinary Share)                               S$957,067.325
------------------------------------------------------------------------------------------------
  Aggregate Purchase Consideration                                             S$131,615,428.945
------------------------------------------------------------------------------------------------

The Aggregate Purchase Consideration was arrived at after private negotiations on a willing buyer, willing seller basis, taking into account, among other things, the ranking and the value of the Sale Securities. CYI has also undertaken, among other things, to pay to the Sellers an additional amount equal to 0.2913 multiplied by: (i) the amount of consideration received by LKN on any disposal of certain non-core assets of LKN within an agreed time frame; (ii) the amount of any dividends, distributions and return of capital received by LKN in respect of such non-core assets within such time frame; and (iii) the amount repaid or discharged in respect of any outstanding amounts owing to LKN relating to such non-core assets within such time frame. This undertaking was negotiated because the value of the non-core assets was not taken into account in determining the Aggregate Purchase Consideration.

The book value (in the books of LKN as at June 30, 2005) of the Bonds and Preference Shares acquired are S$129,428,256.07 and S$27,831,137.34 respectively. As at June 30, 2005, being the date of the latest available consolidated balance sheet of LKN, the attributable book value of the Ordinary Shares acquired is approximately (S$6.58 million) due to the negative shareholders' funds of LKN. The closing price of the Ordinary Shares traded on the Singapore Exchange on January 26, 2006 was S$0.035 per Ordinary Share.

CYI has on January 26, 2006 deposited 5% of the Aggregate Purchase Consideration into an escrow account. On completion, this amount is to be applied towards payment of the Aggregate Purchase Consideration.

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Upon completion of the transaction, CYI expects that it will become the single largest shareholder of LKN, holding 29.13% of the Ordinary Shares of LKN based on LKN's total issued and outstanding 657,137,309 Ordinary Shares as at January 26, 2006 or approximately 40.30% of the Ordinary Shares of LKN upon full conversion of the 123,010,555 Preference Shares into Ordinary Shares (assuming that none of such Preference Shares are redeemed by LKN) based on the enlarged issued share capital of LKN comprising 780,147,864 Ordinary Shares after such conversion.

Through this acquisition CYI has not acquired direct rights to either representation on LKN's board of directors or the future issuance of new LKN securities. However, the Sellers have agreed in the S&P Agreement that, in respect of the number of Ordinary Shares retained by the Sellers, they will vote in favour of (i) the appointment of CYI's nominees to LKN's board of directors (provided that they do not constitute a majority of LKN's board of directors),
(ii) the issuance of new secured bonds by LKN to redeem the Bonds and (iii) the issuance of new redeemable convertible preference shares to raise funds for working capital and to redeem the Preference Shares where any of the above are proposed at any general meeting(s) of LKN. Such Sellers' undertakings will cease and expire on February 3, 2008.

The completion of the acquisition is conditional upon (i) the ruling obtained from the Singapore Securities Industry Council (the "SIC") that, inter alia, CYI is not acting in concert with the Sellers or any of them in respect of LKN not being revoked or varied by the SIC, and (ii) the trustee of the Bonds not issuing any written notice to (a) the Bondholders that an event of default under the Bonds has occurred and (b) LKN declaring that such an event of default has occurred.

Subject to the satisfaction and/or waiver of the conditions to the S&P Agreement, completion of the acquisition is expected to take place in early February 2006.

CYI expects to fund this acquisition through existing financial resources, as well as existing and additional lines of unsecured revolving bank financing, including the facility described below.


2.   New bank facility

On January 26, 2006, CYI entered into an additional unsecured credit facility with a bank for S$60.0 million (approximately US$37.04 million). CYI intends to use this facility as an additional source to fund the Aggregate Purchase Consideration. The facility is available for 18 months. The terms of the facility require, among other things, that Hong Leong Asia Ltd ("HLA") retain ownership of CYI's special share and that CYI remain a consolidated subsidiary of HLA. The terms of the facility also include certain financial covenants with respect to CYI's tangible net worth and net gearing ratio throughout the tenor of the facility, as well as negative pledge provisions and customary drawdown requirements and events of default.


3.   Compensation committee

On December 29, 2005, CYI's board of directors reconstituted its Compensation Committee to add two independent members. The current composition of CYI's Compensation Committee is set forth below:

    Kwek Leng Peck (Chairman)
    Raymond C.K. Ho
    Neo Poh Kiat


4.   Payment of fees to Hong Leong Management Services Pte Ltd

The CYI board of directors has authorized CYI to pay to Hong Leong Management Services Pte Ltd ("HLMS") S$5.09 million (approximately US$3.14 million) in fees for services performed by HLMS in 2005 on behalf of CYI. As previously disclosed, HLMS provides management and other services to members of the Hong Leong group of companies, and is an affiliate of HLA. As it is a related party transaction, CYI's audit committee comprising independent directors has reviewed and approved this transaction.

HLMS's fees of S$5.09 million relate to work done in assisting CYI to (a) secure additional credit facilities from various lenders as disclosed in its various filings in the course of 2005 (including the facility referred to in paragraph 2 above), (b) enter into the Reorganisation Agreement dated April 7, 2005 between Guangxi Yuchai Machinery Company Limited, Coomber Investments Limited and CYI and (c) implement CYI's business expansion plans including the acquisition of debt and equity in LKN.

Total fees to be paid to HLMS in 2005 (including the fees of US$500,000 for the convertible bond placement and S$150,000 for the acquisition of an equity interest in Thakral Corporation Ltd previously disclosed in CYI's filing dated March 23, 2005) amount to S$6.09 million (approximately US$3.76 million). CYI has been notified that HLMS intends to pay S$1.5 million to Mr Wong Hong Ren and S$0.8 million to Mr Neo Teck Pheng as remuneration in respect of their work done for HLMS in 2005. Mr Wong Hong Ren is a director of CYI and certain subsidiaries of CYI and Mr Neo Teck Pheng is a director of certain subsidiaries of CYI.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.


Date: January 26, 2006


                                     CHINA YUCHAI INTERNATIONAL LIMITED


                                     By:    /s/ Philip Ting Sii Tien
                                            ------------------------------------
                                     Name:  Philip Ting Sii Tien
                                     Title: Chief Financial Officer and Director